UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

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Commission File Number: 001-34869

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Country Style Cooking Restaurant Chain Co., Ltd.

16th Floor, C1 Building,

Chongqing Headquarters City District C

No.780 Jingwei Avenue, YuZhong District

Chongqing, the People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

By:	/s/ Xingqiang Zhang
Name: Xingqiang Zhang Title: Chief Executive Officer

Date: November 20, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release